August 5, 2011

Ms. Stephanie L. Hunsaker

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: File No. 1-9861

Dear Ms. Hunsaker:

This letter serves as the response of M&T Bank Corporation (“M&T” or “the Company”) to your letter dated July 22, 2011. Your comments and our responses to those comments follow.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis, page 32

Critical Accounting Estimates

Allowance for credit losses, page 37

1.	You state that the allowance for credit losses represents the amount which, in your judgment, will be adequate to absorb credit losses inherent in the loan and lease portfolio as of the balance sheet date. If true, please revise to confirm here as well as in other places throughout the document where you refer to the allowance as adequate or state that you determine the adequacy of the allowance to instead state that the allowance for credit losses represents the amount which, in your judgment, is appropriate to absorb credit losses inherent in the loan and lease portfolio as of the balance sheet date.

Response: In future filings, we will revise our wording related to the assessment of the allowance for credit losses to state that such assessment determined the level of the allowance to be appropriate rather than adequate.

August 5, 2011

Provision for Credit Losses, page 56

2.	You disclose on page 58 that $214 million of your $270 million in accruing loans past due 90 days or more are guaranteed by government-related entities. Furthermore, you disclose that you repurchased such residential mortgage loans guaranteed by government-related entities which you serviced in order to reduce associated servicing costs, including a requirement to advance principal and interest payments that had not been received from individual mortgagors. You also disclose that despite the loans being purchased, the insurance or guarantee by the applicable government-related entity remains in force, and the outstanding principal balances of the repurchased loans are fully guaranteed by government-related entities, which totaled $191 million at December 31, 2010, $176 million at December 31, 2009 and $108 million at December 31, 2008. Please revise your disclosure in future filings to address whether you have experienced any denials of claims from the U.S. Government or losses related to your government guaranteed loans, and if so, disclose the loss amount on FHA and VA loans. Additionally, please disclose why you have government guaranteed loans included as part of nonaccrual loans in light of the guarantee.

Response: As disclosed on page 58, accruing loans that were past due 90 days or more at December 31, 2010 included $214 million of loans guaranteed by government-related entities. Approximately $191 million of such loans were repurchased residential mortgage loans. The number of claims denied on such loans has been insignificant. In future filings we will disclose the denial of claims and related losses to the extent such losses become material.

At December 31, 2010 we had $57 million of nonaccrual loan balances that were guaranteed by government-related entities. Of that total, $26 million represented loan balances guaranteed by the Small Business Administration (“SBA”). Under its program, the SBA shares in losses based on a prescribed guaranteed amount, which for SBA guaranteed loans classified as nonaccrual at December 31, 2010 represented a weighted-average of 74%. Additionally, $16 million represented the portion of loan balances guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) pursuant to two purchase and assumption agreements to assume certain deposits and assets of Bradford Bank and K Bank. The provisions of the purchase and assumption agreements generally provide for the FDIC to share in 80% of the credit losses on these loans. For both SBA and FDIC guaranteed loans, M&T shares in the losses on such loans and therefore M&T reports the full carrying value of the loans as nonaccrual and discloses the portion of that carrying value that is guaranteed. Any anticipated losses in excess of loan guarantees are considered in the determination of the allowance for credit losses. Such losses are not material. Lastly, there were $15 million of residential mortgage loans guaranteed by either the Federal Housing Administration or the Department of Veterans Affairs. Those loans are fully guaranteed and, in future periods, we will exclude such loans from our nonaccrual disclosures.

August 5, 2011

We do not consider the exposure arising from the non-guaranteed portion of these loans to be material to our overall financial statements. To the extent such amounts do become material, we will disclose in future filings that loans with less than a 100% guarantee of principal are generally included in nonaccrual loans when they reach 90 days or greater delinquency.

Nonperforming Asset and Past Due, Renegotiated and Impaired Loan Data, page 59

3.	Please confirm whether you exclude loans modified to borrowers experiencing financial difficulty from your TDR or renegotiated loans disclosures due to the existence of a government guarantee or government insurance. To the extent that these amounts are excluded from your TDR disclosures, revise future filings to state this fact, disclose why you believe it is appropriate, and quantify the amount of loans that are excluded from TDRs as a result of the government guarantee or insurance.

Response: We confirm that M&T excludes loans modified to borrowers experiencing financial difficulty from M&T’s renegotiated loan disclosures due to the existence of government guarantees. Such loans are typically modified under a specified loss mitigation program prescribed by the underlying government guarantor. As the loan guarantee remains in full force, we do not believe that a concession has been granted on the part of M&T with respect to the ultimate collection of the original loan. At December 31, 2010, $106 million of government guaranteed loans had been excluded from M&T’s renegotiated loan disclosures. We will include such information in future filings.

Selected Residential Real Estate-Related Loan Data, page 62

4.	We note your discussion of your home equity portfolio on page 61 and the table showing nonaccrual and net charge-off percentages on page 62. Please expand your disclosures in future filings to address the following:

•	Whether you are able to track whether the first lien position is in default, regardless of whether you hold or service the first lien loan, and if so, disclose that information.

•	The percentage of the junior lien home equity portfolio where you also hold or service the first lien.

•

Whether the default and delinquency statistics for the home equity loans where you also hold or service the first lien show a different trend than situations where you do not also hold or service the first lien loan.

•	Provide a discussion of how many borrowers are only paying the minimum amount due on the home equity loan.

August 5, 2011

•

Describe the terms of the home equity loans and lines of credit in more detail. For example, tell us how long the draw periods are for the loans and provide data on when the loans convert to amortizing.

•	Whether the default and delinquency statistics for amortizing loans show a different trend than situations where the home equity loans have not converted to amortizing.

Response: With respect to M&T’s home equity portfolios, we have attempted to reflect the most significant metrics that we use to monitor the performance of these portfolios in our disclosures. Specifically, nonaccrual and charge-off information is presented on page 62 and delinquency and nonaccrual information is presented on page 119. Additionally, as disclosed on pages 107 and 123, M&T generally evaluates home equity loans and lines of credit that are more than 150 days past due for collectibility on a loan-by-loan basis and the excess of the loan balance over the net realizable value of the property collateralizing the loan is charged-off at that time. Many of the metrics that you have requested are not routinely tracked by management at a portfolio level and generally are not used in the management thereof. Nevertheless, for purposes of responding to your queries, we have surveyed our consumer credit department and estimated that approximately 13% of M&T’s junior lien home equity portfolio was behind a first lien mortgage loan held or serviced by the Company at December 31, 2010. While such loans generally have a lower delinquency rate, given that they only represent 13% of the junior lien home equity portfolio, we do not feel that their performance significantly skews the aggregate portfolio data that we have presented. With respect to borrower payments, we have disclosed delinquency and nonaccrual statistics for this portfolio on page 119. Loan balances for borrowers who have not made at least all minimum contractually required payments have been included in the data for delinquent and nonaccrual loans. Our consumer credit department has estimated that approximately one-fifth of outstanding balances are associated with home equity line of credit borrowers that while in the draw period are making contractually allowed payments that do not include any repayment of principal. Home equity line of credit terms may vary but generally have an open draw period of ten years followed by an amortization period of up to twenty years. The weighted-average remaining draw periods for home equity lines of credit were approximately six years at December 31, 2010. Approximately 98% of all outstanding balances of home equity lines of credit related to lines that were still in the draw period. While lines in which the draw period has expired (2%) generally display higher rates of delinquency and default, it has been the Company’s experience that the majority of outstanding balances of home equity lines are extinguished prior to expiration of the draw period due to customer refinancing, sale of the underlying property or other voluntary prepayment. We believe that we have disclosed the most significant metrics utilized by management in the monitoring of this portfolio. Reflecting our underwriting standards, collection procedures and overall portfolio management, the Company’s home equity portfolio performance has significantly outperformed other U.S. banks in terms of charge-off percentages.

August 5, 2011

5.	Revise future filings to disclose how you define an “Alt-A” mortgage.

Response: In future filings we will include M&T’s definition of “Alt-A” mortgage loans. Alternative, or “Alt-A”, loans represent residential real estate loans that at origination typically included some form of limited borrower documentation requirements as compared with more traditional residential real estate loans. Loans in the Company’s Alt-A portfolio were originated by the Company prior to 2008.

Other Income, page 68

6.	You disclose on page 72 that upon evaluation of different scenarios of projected cash flows that could be generated by the asset management and servicing operations of BLG’s affiliates, you concluded that your investment in BLG was not other-than-temporarily impaired at December 31, 2010, but if BLG is not able to realize sufficient cash flows for your benefit, you may be required to recognize an other-than-temporary impairment charge in a future period for some portion of the $220 million book value of your investment in BLG. Please revise your disclosure in future filings to address the following:

•	The percentage by which the calculated fair value of your ownership interest exceeded your carrying value as of the date of your most recent impairment test;

•	A discussion of the factors that are driving the losses at BLG;

•

A discussion of the degree of uncertainty associated with the key assumptions used in your impairment analysis, including the period in which you estimate BLG will return to profitability and the areas of its business that are expected to generate profits since your analysis assumes that no further commercial mortgage origination and securitization activities by BLG; and

•	A description of reasonably likely events and/or changes in circumstances that could be expected to negatively affect the key assumptions.

Response: As disclosed on pages 71 and 72, “The operating losses of BLG in those years (2010 and 2009) resulted from the disruption in the privately issued mortgage-backed securities market and higher provisions for losses associated with securitized loans and other loans held by BLG, and costs associated with severance and certain lease terminations incurred by BLG as it downsized operations.” The higher provisions for losses associated with securitized loans reflect BLG’s consolidation of underlying securitization trusts in their financial results. GAAP requires recognition of incurred losses on the securitized loans. Additionally, BLG continued to incur loan servicing and other administrative costs which, in the face of significant revenue reductions, further contributed to their losses. We will include this information in future filings.

August 5, 2011

As indicated, M&T assumes no further commercial mortgage origination and securitization activities in assessing its investment in BLG for other-than-temporary impairment (“OTTI”). We have disclosed that “BLG is entitled to cash distributions from affiliates that provide asset management and other services. Accordingly, the Company believes that BLG is capable of realizing positive cash flows that could be available for distribution to its owners, including M&T, despite a lack of positive GAAP-earnings.” BLG is entitled to receive, if and when made, cash distributions from affiliates, a portion of which is contractually required to be distributed to M&T. In large part, it is such right that provided the support for M&T’s assessment that its investment in BLG was not other-than-temporarily impaired at December 31, 2010. Specifically, cash flows related to mortgage assets held by BLG and its affiliates were estimated using various assumptions on future default and loss severities to arrive at an expected amount of cash flows that could be available for distribution. Weighted-average default and loss severity projections for such assets were disclosed on page 72. With respect to projected value expected to be generated by the asset management and servicing operations of BLG’s affiliates, M&T developed estimates from company-provided forecasts of financial results and through discussions with their senior management pertaining to longer-term projections of growth in assets under management and asset servicing portfolios. Our analysis at December 31, 2010 estimated that the value attributed to BLG and its relationship with its affiliates that inures to the benefit of M&T exceeded the carrying value of M&T’s investment in BLG by 9%. As previously noted, such analysis was dependent on the current and forecasted asset management, loan servicing and other fee generating activities of BLG’s affiliates and the realizability of mortgage assets held by BLG and affiliates. Although management believes its estimates are reasonable, should sufficient value not be generated that contractually inures to the benefit of M&T, an OTTI charge may be required in a future period.

With respect to specific disclosures about BLG and its affiliates, M&T is cognizant of the fact that such entities are closely-held businesses that do not otherwise disclose financial information publicly. Nevertheless, we will expand our disclosures in future filings to provide the additional information as noted above with respect to our OTTI assessment.

August 5, 2011

Capital, page 84

Privately Issued Mortgage-Backed Securities Classified as Available for Sale, page 85

7.	You disclose on page 86 that despite continuing high levels of delinquencies and losses in the underlying residential mortgage loan collateral, given credit enhancements resulting from the structures of individual bonds, you have concluded that as of December 31, 2010 your remaining privately issued mortgage-backed securities were not other-than-temporarily impaired. Please revise your tabular disclosure in future filings to also quantify the subordination and credit enhancements you are relying upon in your impairment analysis. Specifically, address the following in your proposed revised disclosure:

•

Disclose the ratio of the current amount of the securities that will absorb losses in the securitization structure before any losses are allocated to securities that you own, and describe whether the percentage you intend to disclose is calculated based on the total UPB of all credit enhancement in the form of subordination of the security divided by the total UPB of all of the tranches of collateral pools from which credit support is drawn for the security that you own;

•	Whether you include any credit enhancement provided by monoline bond insurance in your calculation, and if so, quantify the amount; and

•	Whether you have collected all contractual principal and interest to date on these securities.

Response: We will expand our disclosure in future filings to quantify the level of credit enhancement associated with privately issued mortgage-backed securities and the payment status of such bonds. An example of such disclosure based on December 31, 2010 data is presented below. The average credit enhancement is calculated by dividing the remaining unpaid principal balance of bonds subordinate to the bonds owned by the Company plus any overcollateralization remaining in the securitization structure by the remaining unpaid principal balance of all bonds in the securitization structure. M&T does not consider any support that may be provided by monoline bond insurance in the calculation of credit enhancement.

August 5, 2011

PRIVATELY ISSUED MORTGAGE-BACKED SECURITIES (a)

				As a Percentage of Carrying Value
Collateral Type	Amortized Cost	Fair Value	Net Unrealized Gains (Losses)	AAA Rated	Investment Grade	Senior Tranche	Credit Enhancement (b)	Current payment status (c)
	(Dollars in thousands)

Investment Securities Available for Sale:
Residential Mortgage Loans
Prime - Fixed	$93,104	$98,665	$5,561	67%	69%	98%	5%	100%
Prime - Hybrid ARMs	1,397,365	1,212,048	(185,317)	12%	55%	95%	8%	98%
Prime - Other	1,751	1,576	(175)	—	—	100%	23%	100%
Alt-A - Fixed	7,797	8,978	1,181	13%	13%	99%	5%	76%
Alt-A - Hybrid ARMs	171,608	111,055	(60,553)	—	47%	83%	10%	94%
Alt-A - Option ARMs	216	150	(66)	—	—	—	6%	100%
Other	5,223	3,089	(2,134)	—	—	7%	24%	100%

Subtotal	1,677,064	1,435,561	(241,503)	15%	55%	94%	8%	95%

Commercial Mortgage Loans	25,357	22,407	(2,950)	100%	100%	100%	100%	100%

Subtotal	1,702,421	1,457,968	(244,453)	16%	56%	94%	9%	95%

Investment Securities Held to Maturity:
Residential & Commercial Mortage Loans	312,537	198,140	(114,397)	30%	30%	86%	21%	100%

Total Privately Issued Mortgage-Backed Securities	$2,014,958	$1,656,108	($358,850)	19%	51%	93%	11%	96%

(a)	All information is as of December 31, 2010.
(b)	Weighted-average credit enchancement is calculated by dividing the remaining unpaid principal balance of bonds subordinate to the bonds owned by the Company plus any overcollateralization remaining in the securitization structure by the remaining unpaid principal balance of all bonds in the securitization structure.
(c)	Represents percentage of amortized cost related to bonds for which the full amount of all contractually required principal and interest payments expected at acquisition continue to be received.

8.	In future filings, please revise your tabular disclosure on page 85 to also include your privately issued CMO’s in your held-to-maturity portfolio for which you have an unrealized loss of $114 million as of December 31, 2010, and disclose the credit enhancements and subordination that you are relying upon in your impairment analysis.

Response: We will expand our tabular disclosure in future filings to include privately issued CMOs in M&T’s held-to-maturity portfolio. An example of such disclosure based on December 31, 2010 data is presented in our response to question 7.

1. Significant Accounting Policies

Loans and Leases, page 107

9.	You disclose that loan balances are charged-off when it becomes evident that such balances are not fully collectible, and for loans secured by residential real estate, the excess of the loan balances over the net realizable value of the property collateralizing the loan is charged-off when the loan becomes 150 days delinquent. In future filings, please revise your disclosure to more clearly state your charge-off policies for each portfolio segment, in addition to loans secured by residential real estate, in accordance with ASC 310-10-50-11B(b).

August 5, 2011

Response: M&T charges off loan balances when it becomes evident that such balances are not fully collectible. For commercial loans and commercial real estate loans, charge-offs are recognized after an assessment by credit personnel of the capacity and willingness of the borrower to repay, the estimated value of any collateral, and any other potential sources of repayment. A charge-off is recognized when, after such assessment, it becomes evident that the loan balance is not fully collectible.

For loans secured by residential real estate, the excess of the loan balances over the net realizable value of the property collateralizing the loan is charged-off when the loan becomes 150 days delinquent. Consumer loans are generally charged-off when the loans are 91 to 180 days past due, depending on whether the loan is collateralized and the status of repossession activities with respect to such collateral.

We will more clearly state M&T’s charge-off policies as noted above in future filings.

10.	Please revise your disclosure in future filings to include your policy for resuming accrual of interest on nonaccrual loans for each class of loans. Refer to ASC 310-10-50-6(c).

Response: M&T’s policy for returning loans to accrual status varies slightly by loan type due to limitations of various loan servicing systems.

Nonaccrual commercial loans and commercial real estate loans are returned to accrual status when borrowers have demonstrated an ability to repay their loans and there are no delinquent principal and interest payments. Consumer loans not secured by residential real estate are returned to accrual status when all past due principal and interest payments have been paid by the borrower. Loans secured by residential real estate are returned to accrual status when they are deemed to have an insignificant delay in payments of 90 days or less.

We will include this information in future filings.

5. Allowance for credit losses, page 121

11.

You disclose on page 107 that regardless of loan type, you consider a loan to be impaired if it qualifies as a troubled debt restructuring, and impaired loans are classified as either nonaccrual or as loans renegotiated at below market rates, with the exception of purchased-impaired loans which continue to accrete income in accordance with GAAP. Please revise your disclosure in future filings to reconcile the recorded investment of impaired loans as of December 31, 2010 ($1,253,727,000) on page 122 to the amounts of nonaccrual

August 5, 2011

($1,239,194,000) and renegotiated loans ($233,342,000) as of December 31, 2010 on page 119, and explain the reasons for including/excluding certain nonaccrual or renegotiated loans within your impaired loan population.

Response: In addition to the disclosures you have noted, in accordance with GAAP, we also disclose on page 107 that smaller balance homogenous loans such as consumer and residential mortgage loans that are collectively evaluated for impairment are not considered impaired loans, except for loans that qualify as troubled debt restructurings or purchased impaired loans where it is probable that all cash flows expected at acquisition will not be collected. We believe that our disclosures are fully in accordance with GAAP, but in future filings we will attempt to further clarify that impaired loans do not include smaller balance homogenous consumer or residential mortgage loans that are delinquent 90 days or more and are, therefore, in nonaccrual status, unless such loans qualify as a troubled debt restructuring.

A reconciliation of M&T’s recorded investment in impaired loans to nonaccrual loans as of December 31, 2010 follows.

(dollars in thousands)

Nonaccrual loans	$1,239,194

Purchased impaired loans with adverse change in expected cash flows	26,174

Accruing loans renegotiated at below market rates	233,342

Nonaccrual residential real estate and consumer loans (excluding troubled debt restructurings)	(244,983)

Impaired loans	$1,253,727

12.

You disclose commercial and certain real estate loan classes on page 123 by loan grade. We also note your disclosure on page 121 that loan officers are responsible for continually assigning grades to loans based on standards outlined in your credit policy. Please revise your disclosure to provide qualitative information describing your loan grading system, including the differences between pass, criticized accrual and criticized nonaccrual and

August 5, 2011

clearly state whether there [are] further sub-categories within criticized accrual and criticized nonaccrual. To the extent there are, please tell us why you have not disclosed the data for those categories. Finally, address how each grade relates to the likelihood of loss. Refer to ASC 310-10-50-30.

Response: The Company utilizes a loan grading system that is applied to all commercial loans and commercial real estate loans. Loan grades are utilized to differentiate risk within the portfolio and consider the expectations of default for each loan. Commercial loans and commercial real estate loans with a lower expectation of default are assigned one of ten possible “pass” loan grades and are generally ascribed lower loss factors when determining the allowance for credit losses. Loans with an elevated level of credit risk are classified as “criticized” and are ascribed a higher loss factor when determining the allowance for credit losses. Criticized loans may be classified as “nonaccrual” if the Company no longer expects to collect all amounts according to the contractual terms of the loan agreement or the loan is delinquent 90 days or more. Although there are four sub-categories of criticized loans, all criticized commercial and commercial real estate loans greater than $1,000,000 are individually reviewed by centralized loan review personnel each quarter to determine the appropriateness of the assigned loan grade, including whether the loan should be reported as accruing or nonaccruing. Criticized loans less than $1,000,000 are analyzed by business line risk management areas to ensure proper loan grade classification. Furthermore, criticized nonaccrual commercial loans and commercial real estate loans are considered impaired and, as a result, specific loss allowances on such loans are established within the allowance for credit losses to the extent appropriate in each individual instance. The estimated loss content on impaired commercial loans and commercial real estate loans was disclosed on page 122. The Company’s quarterly loan review process is discussed in further detail on pages 63 through 65 of Form 10-K. In summary, criticized loans, whether accrual or nonaccrual, are subjected to the Company’s detailed loan-level quarterly review process and, therefore, management does not believe that further disclosure of sub-categories of criticized loans provides any additional insight into the estimated loss content of the loan portfolio or M&T’s determination of the allowance for credit losses. In future filings we will expand our disclosure as noted above to provide more qualitative information describing M&T’s loan grading system, including the differentiation between pass, criticized accrual and criticized nonaccrual loans.

13.

We note your disclosure on page 123 that one of the things you consider in assessing the adequacy of the allowance is collateral values and trends related thereto. Please tell us whether you monitor commercial and residential real estate as well as consumer home equity lines and loans by weighted-average LTV ratios, and if so, please revise your disclosure in future filings to include these loan classes by weighted-average LTV on a disaggregated

August 5, 2011

basis (e.g., multiple weighted-average LTV buckets for each loan class). In your revised disclosure, please address the dates as of which you updated the real estate values.

Response: For purposes of establishing the allowance for credit losses, the Company monitors collateral values and trends in varying ways depending on the loan portfolio. For commercial real estate loans, estimated collateral values are utilized in determining potential loss severities on a loan level basis. Specifically, collateral values are utilized in the determination of specific allowances on nonaccrual loans and in assigning loan grades to individual credits. Weighted-average LTV ratios at a portfolio level are not utilized by the Company in evaluating losses on commercial real estate loans given the Company’s ongoing loan review process referred to in the response to your previous comment. Residential real estate loans and home equity loans and lines of credit are charged-down to net realizable value (based on recently estimated collateral values) when they are more than 150 days past due. M&T does not utilize weighted-average LTV ratios in estimating its allowance for credit losses associated with these products, but does consider loss severity associated with recent charge-offs which is driven by collateral values in the market place.

14.	You disclose on page 123 that you provide an inherent unallocated portion of the allowance that is intended to recognize probable losses that are not otherwise identifiable and includes your subjective determination of amounts necessary to provide for the possible use of imprecise estimates in determining the allocated portion of the allowance. It appears that this unallocated allowance of $70.4 million is subject to more judgment and uncertainty than the other quantitative components of your allowance. Please address the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements by revising your disclosure in future filings to include the following:

•	Discuss the key factors that drive the overall level of the unallocated allowance, including any other risks that your unallocated allowance is expected to cover;

•

Discuss drivers that would increase or decrease the unallocated portion of the allowance as a percentage of the total allowance. In this regard, we note that the unallocated portion has decreased from 14% of the total allowance at December 31, 2006, to 9.5% at December 31, 2008, to 7.8% at December 31, 2010;

•	Clarify how you evaluate the historical accuracy of your unallocated allowance methodology, including your determination of amounts necessary to provide for the use of imprecise estimates;

•	Discuss any back-testing performed to validate the allowance; and

•	Identify any adjustments to your methodology that have been made in the periods presented and the reasons for those adjustments.

August 5, 2011

Response: M&T recognizes the inherent subjectivity and potential imprecision involved in determining the allocated portion of the allowance for credit losses. Therefore, an inherent unallocated portion of the allowance is maintained that is intended to recognize probable losses that are not otherwise identifiable and includes management’s subjective determination of amounts necessary to provide for the possible use of imprecise estimates in determining the allocated portion of the allowance. As noted in Table 14 on page 66, the absolute level of the unallocated portion of the allowance has not significantly changed over the last five years. As disclosed (also on page 66), “The declines in the unallocated portion of the allowance since 2007 reflect management’s continued refinement of its loss estimation techniques, which has increased the precision of its calculation of the allocated portion of the allowance for credit losses. However, given the inherent imprecision in the many estimates used in the determination of the allocated portion of the allowance, management deliberately remained cautious and conservative in establishing the overall allowance for credit losses.” These refinements were related to expanded use of the Company’s loan grading system and acceleration of the timing of charge-offs of residential real estate and home equity loans, as previously disclosed by the Company. Since 2008, the unallocated portion of the allowance has remained in a relatively narrow band between 7.8% and 9.5% of the total allowance, with the absolute level changing less than $5 million. Changes in the unallocated portion of the allowance represented .00%, .84% and 2.26% of pre-tax income for 2010, 2009 and 2008, respectively. M&T has been cautious in making significant changes to the level of the unallocated portion of the allowance unless substantial changes in circumstances would warrant such movements, particularly in light of the concerns that such movements could be wrongfully construed as an attempt to manipulate earnings results. M&T believes that given the overall subjective nature of the allowance for credit losses an unallocated portion to recognize the possibility of imprecision of five to ten percent is reasonable. The Company’s outside auditors have advised M&T that they concur with this conclusion. Nevertheless, the determination of the unallocated portion of the allowance is very subjective. Drivers that might lead to changes in the level of the unallocated portion of the allowance could include events that impact the ability and precision that management may have in developing its loss estimates for the allocated portion of the allowance. Such events might include the effects of expansion into new markets for which the Company does not have the same degree of familiarity and experience regarding portfolio performance in changing market conditions, the introduction of new loan and lease product types, and other risks associated with the Company’s loan portfolio that may not be specifically identifiable. To assist readers in better understanding the imprecision involved with determining the allowance for credit losses, M&T has disclosed the sensitivity of the total allowance for credit losses to adverse changes in certain credit quality factors. At December 31, 2010, the disclosed scenario analysis resulted in an additional $79 million of potential credit losses under the assumptions for credit deterioration.

M&T evaluates the historical accuracy of its overall allowance through comparison of actual loss data to previous loss estimates used in determining the allowance for credit losses in past

August 5, 2011

reporting periods. There have been no significant adjustments to M&T’s methodology for determining the allowance for credit losses in the financial statement periods presented.

We will expand our disclosure in future filings to include the qualifying considerations noted in the first paragraph of this response as to management’s determination of the unallocated portion of the allowance for credit losses and factors that could lead to changes in the level of such allowance.

18. Derivative Financial Instruments, page 146

15.	We note your disclosure that you have $336.8 million of derivatives in a liability position as of December 31, 2010, and that you were required to post collateral in the amount of $210 million for $223 million of derivative contracts in a net liability position. Please clarify whether any of your derivative contracts have credit-risk related contingent features that could be triggered for any derivative instruments that are in a net liability position at December 31, 2010. If so, please disclose the aggregate fair value of additional assets that would be required to be posted as collateral if the credit-risk contingent features were triggered at the end of the reporting period, in accordance with ASU 815-10-50-4H.

Response: Certain of the Company’s derivative financial instruments contain provisions that require the Company to maintain specific credit ratings from credit rating agencies to avoid collateral posting thresholds. If the Company’s debt rating were to fall below specified ratings, the counterparties to the derivative financial instruments could demand immediate incremental collateralization on those instruments in a net liability position. The aggregate fair value of all derivative financial instruments with such credit-risk-related contingent features in a net liability position on December 31, 2010 was $65 million, for which the Company had already posted collateral of $58 million in the normal course of business. If the credit-risk-related contingent features were triggered on December 31, 2010, the maximum amount the Company would have been required to post to counterparties was an additional $7 million. We did not consider this contingent amount to be significant. To the extent the potential incremental collateral that may be required to be posted is significant, we will disclose such information in future filings.

August 5, 2011

20. Fair value measurements

Investment securities available for sale, page 151

16.	We note your disclosure regarding the weighting of internal model valuations and indications obtained from the average of two independent pricing sources. Please respond to the following:

•	Tell us whether you investigate the difference between any significant variances from the three determined prices before weighting the sources;

•

Tell us why you applied a lower weighting to the internal model valuation for non-senior tranches as compared to those in a more senior position. As part of your response, tell us whether it was due in part to the fact that your internal model valuation was closer in price to the two independent pricing sources;

•	Tell us why there were some privately issued residential mortgage-backed securities where you solely determined the price by reference to independent pricing sources without adjustments; and

•

Tell us whether the independent pricing sources also provide you with information to be used related to the measurement of any credit losses for these securities. For example, when developing your expectations of expected cash flows for these securities, are the assumptions provided solely, or in part, from assumptions that the independent pricing sources are using to measure fair value for these securities?

Response: M&T reviews significant differences in pricing inputs from the internal and external pricing sources. Price outliers are questioned and may be excluded from the final price computation if they are determined to be unreliable or unexplainable. However, the number of such exclusions has not been significant in any reporting period. As disclosed on page 151, “Trading activity in privately issued mortgage-backed securities has been limited. The markets for such securities were generally characterized by a sharp reduction of non-agency mortgage-backed securities issuances, a significant reduction in trading volumes and wide bid-ask spreads, all driven by the lack of market participants. Although estimated prices were generally obtained for such securities, the Company was significantly restricted in the level of market observable assumptions used in the valuation of its privately issued mortgage-backed securities portfolio. Specifically, market assumptions regarding credit adjusted cash flows and liquidity influences on discount rates were difficult to observe at the individual bond level.” The independent pricing sources did not provide information to M&T that could be used to estimate bond-specific cash flows or credit losses. M&T generally placed lower weighting to the internal model valuation for non-senior tranches as compared to those in a more senior position. As a result of its internal modeling, M&T believed that the non-senior tranches generally contained higher cash flow risk and would therefore necessarily command the higher market returns suggested by the prices

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obtained from independent pricing sources in light of the uncertainty. Although M&T modeled those non-senior tranches, we concluded that the limited market transactions were reflective of generally poor credit fundamentals and therefore the model weighting for those bonds should be very low and greater emphasis should be placed on the observations of the independent pricing services. The proximity of our calculations to the information provided by the pricing services was not a consideration in that judgment. However, for more senior bonds it appeared that market observations, which were also reduced, were not necessarily indicative of orderly transactions given the bonds that we modeled were generally determined to have less risk of payment default as compared to non-senior tranches. As a result, M&T ascribed increased weighting to the more senior position bonds as we believed that much of the market data from the external sources was more indicative of lack of liquidity (demand) in the market, wide bid-ask spreads and distressed trading activity. Fourteen bonds with an amortized cost of $156 million (representing 2% of M&T’s investment securities portfolio) could not be modeled by M&T because of difficulties in obtaining the underlying collateral data in the format necessary to perform such modeling. Prices on these bonds were determined solely by reference to independent pricing sources without adjustment.

Assets taken in foreclosure of defaulted loans, page 157

17.	We note your disclosure of the write-downs on foreclosed assets subject to nonrecurring fair value measurement. Please tell us why the write-downs required on the foreclosed assets were so significant (21% and 56% for the years ended December 31, 2010 and 2009, respectively) relative to the carrying value held as of the end of the periods presented. In this regard, we note that ASC 310-10-35-32 requires loans where foreclosure is probable to be measured at fair value, and ASC 310-10-35-23 requires costs of sale to be considered if repayment is expected solely on the sale of the collateral. Thus, it would appear that this deterioration in fair value occurred subsequent to the loans being categorized as other real estate owned. Please advise, and enhance your disclosure in future filings, to discuss the factors driving the large impairments post-foreclosure.

Response: Assets taken in foreclosure of defaulted loans are primarily comprised of commercial and residential real property and are generally measured at the lower of cost or fair value less costs to sell. As disclosed on page 108, upon acquisition of assets taken in satisfaction of a defaulted loan, the excess of the remaining loan balance over the asset’s estimated fair value less costs to sell is charged-off against the allowance for credit losses. Subsequent write-downs of assets taken in foreclosure of defaulted loans are generally based on updated appraisals or other observable indications of value. The write-down percentages on foreclosed assets held by the Company at December 31, 2010 and 2009 were reflective of rapid overall declines in the housing

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market, the distressed nature of many of the properties, in particular residential real estate development projects that had been foreclosed upon, and the length of time the properties had remained in our inventory. Over the last several years, our disclosures have repeatedly described the downturn in the U.S. economy, significant deterioration in the residential real estate market, and declining real estate valuations particularly related to residential real estate and residential real estate development.

Contributing to the larger relative decline (56%) observed for the year ended December 31, 2009 were two significant residential real estate development projects in the Company’s Mid-Atlantic region that were transferred to foreclosed assets in 2008 after having been written-down by means of a loan charge-off to then estimated net realizable value. Subsequent re-appraisals obtained by M&T in 2009 indicated significant declines in the estimated values of those two properties and resulted in the Company recognizing write-downs of approximately $19 million during the second quarter of that year. Those write-downs were disclosed on page 72 of M&T’s Form 10-Q for the quarter ended June 30, 2009.

To the extent that write-downs are significant, we will disclose that information in future filings.

21. Commitments and contingencies, page 160

18.	You disclose on page 161 that at December 31, 2010, you believe that any remaining liability arising out of your obligation to loan purchasers is not material to your consolidated financial position; however, you did not address whether the obligation is expected to be material to your results of operations. Please revise your disclosure in future filings to address the following related to your liability accrued for your obligation to loan purchasers:

•	The level of resolved claims during the periods presented by type of claimant, including disclosure of the amount paid to resolve the claims and the unpaid principal balance of the claims resolved;

•	The level of unresolved claims existing at the balance sheet date by type of claimant, including the related amount of unpaid principal balance and interest; and

•

To the extent that it is at least reasonably possible that exposure to loss exists in excess of amounts accrued, discuss the possible loss or range of loss or provide explicit disclosure why an estimate cannot be made.

Response: As disclosed on page 69, residential mortgage banking revenues during 2010, 2009 and 2008 were reduced by approximately $30 million, $10 million and $4 million, respectively,

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related to repurchase obligations. A summary of resolved claims during those periods is as follows.

Year/Claimant	Balance	Loss
	(dollars in thousands)
2010
Government-sponsored-entities	$20,065	$4,334
Other	77,504	16,573

Total	$97,569	$20,907

2009
Government-sponsored-entities	$6,178	$1,701
Other	35,736	3,664

Total	$41,914	$5,365

2008
Government-sponsored-entities	$2,664	$418
Other	38,316	3,833

Total	$40,980	$4,251

At December 31, 2010, the balance of loans for which investors had requested the Company to reimburse for losses or to repurchase the loans was $41 million, $21 million of which was requested by government-sponsored-entities. Our experience is that in the vast majority of cases, we are asked to reimburse for losses rather than actually repurchase any loans. The Company’s estimated losses on such requests are expected to be substantially less than the balance noted above and, accordingly, management believes that any liability arising out of the Company’s obligation to possibly repurchase those loans was not material to the Company’s consolidated financial position at December 31, 2010. The amounts charged to mortgage banking revenues in 2010, 2009 and 2008 represented approximately 2.7%, 1.9% and .5%, respectively, of the Company’s pre-tax income and were disclosed on page 69 of Form 10-K. It is possible that the Company’s ultimate loss exposure to loan purchasers may exceed the amount it has accrued at December 31, 2010, but given the Company’s experience to date and its overall loan underwriting standards, management does not expect that any such amount would be material to the Company’s financial condition or its results of operations in any future year. We

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will expand our disclosures in future filings to provide more information with respect to repurchase obligations to the extent such amounts become material.

19.	We note your disclosure on page 161 that you do not anticipate the aggregate ultimate liability arising out of litigation pending against M&T or its subsidiaries will be material to the Company’s consolidated financial position, but at the present time you are not in a position to determine whether such litigation will have a material adverse effect on the Company’s consolidated results of operations in any future reporting period. Please revise your disclosure in future filings to address your reasonably possible losses related to pending litigation by quantifying the amount or range of reasonably possible losses, or provide explicit details as to why such amount is not estimable. To the extent that you are unable to provide such an estimate, please also provide disclosure summarizing information that is available regarding your potential exposure, such as the amount of damages claimed, for those cases. Alternatively, if you believe the amount or range of reasonably possible losses is not material to your results of operations, financial condition and statement of operations, please state that fact.

Response: To the extent litigation matters are deemed to not be material, we will expand our disclosures in future filings. We anticipate our disclosure as of June 30, 2011 will be as follows.

M&T and its subsidiaries are subject in the normal course of business to various pending and threatened legal proceedings in which claims for monetary damages are asserted. Management, after consultation with legal counsel, does not anticipate that the aggregate ultimate liability arising out of litigation pending or threatened against M&T or its subsidiaries will be material to the Company’s consolidated financial position. On an ongoing basis, the Company assesses its liabilities and contingencies in connection with such legal proceedings. For those matters where it is probable that the Company will incur losses and the amounts of the losses can be reasonably estimated, the Company records an expense and corresponding liability in its consolidated financial statements. To the extent the pending or threatened litigation could result in exposure in excess of that liability, the amount of such excess is not currently estimable. Although not considered probable, the range of reasonably possible losses for such matters in the aggregate, beyond the existing recorded liability, was between $0 and $40 million. Although the Company does not believe that the outcome of pending litigations will be material to the Company’s consolidated financial position, it cannot rule out the possibility that such outcomes will be material to the consolidated results of operations for a particular reporting period in the future.

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26. Parent company financial statements, page 166

20.	Please revise your disclosure in future filings either here or in note 9 to clarify all of the long-term debt issued by the parent company, including the contractual maturities and how much of the $1.9 billion due within one year was issued by the parent company.

Response: Long-term debt issued by the parent company is indeed disclosed in note 9. At December 31, 2010, the senior notes of M&T, 5.375% due in 2012 ($299,971,000) and the junior subordinated debentures associated with preferred capital securities, all due in 2027 or later ($1,177,533,000), were the long-term borrowings of the parent company. Information about each of those borrowings, including the fact that they were obligations of the parent company, was provided in the table on page 129 and the narrative that follows. Nevertheless, we will further clarify the long-term debt issued by the parent company in future filings.

As indicated by the maturity dates noted above, at December 31, 2010 none of the $1.9 billion of long-term debt due within one year was issued by the parent company. When applicable, in future filings we will clearly disclose the amount of parent company borrowings that are due within one year.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Item 2. Management’s Discussion and Analysis, page 45

Provision for Credit Losses

Net Charge-Offs by Loan/Lease Type, page 59

21.	In future filings, please revise your disclosure to more clearly identify the reasons for the 151% increase in net charge-offs for commercial, financial, leasing, etc. loans in the first quarter of 2011 as compared to the fourth quarter of 2010.

Response: The 151% increase in net charge-offs for commercial, financial, leasing, etc. from the fourth quarter of 2010 to the first quarter of 2011 represented an insignificant increase of approximately $7 million. In each of those quarters, net charge-offs for that loan category represented the smallest component of total net charge-offs compared with the other three main categories of loans. To the extent that the dollar amount of fluctuations in net charge-offs of commercial loans becomes significant, we will clearly describe the reasons for such fluctuations in future filings.

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Selected Residential Real Estate-Related Loan Data, page 63

22.	Tell us and expand your disclosure in future filings to discuss why you believe the Alt-A junior lien loans have lower nonaccrual statistics as compared to the Alt-A first mortgages. Additionally, please tell us why you believe the junior lien home equity loans and lines have lower nonaccrual and charge-off statistics as compared to the residential first mortgages, and discuss whether you expect those trends to continue.

Response: The Company’s Alt-A junior lien loan portfolio has lower nonaccrual statistics as compared to the Alt-A first mortgages at March 31, 2011 due in part to the Company’s policy to charge-off loans backed by residential real estate collateral to estimated fair value of the collateral less costs to sell when such loans become 150 days past due. Because the collateral must first be used to satisfy the first lien, the partial charge-off amount is usually a higher percentage of the outstanding loan balance for junior lien product. For example, at March 31, 2011 nonaccrual first lien Alt-A mortgage loans that were 150 days past due or greater had been charged down 28% relative to their outstanding balance prior to the charge-off. By comparison, junior lien Alt-A nonaccrual loans greater than 150 days past due at March 31, 2011 had been charged down 62% relative to their outstanding balance prior to charge-off. Nevertheless, Alt-A junior lien mortgage loans totaled $22 million at March 31, 2011 and represented .04% of total loans and .11% of total nonaccrual loans. Such loans are not material to the overall financial statements of M&T.

Junior lien home equity loans and lines generally have lower nonaccrual statistics than residential first mortgage loans at March 31, 2011 primarily for the same reason as noted above. For example, at March 31, 2011 nonaccrual first lien residential mortgage loans that were 150 days past due or greater had been charged down 18% relative to their outstanding balance prior to the charge-off. By comparison nonaccrual junior lien home equity loans and lines greater than 150 days past due at March 31, 2011 had been charged down 27% relative to their outstanding balance prior to charge-off. Additionally 98% of M&T’s junior lien home equity loan and line portfolio at March 31, 2011 was secured by properties in New York, Pennsylvania and the Mid-Atlantic as compared to only 80% of the first lien residential mortgage loans. We have generally observed that loans backed by residential real estate within the markets where we have an established branch network have performed better than loans backed by real estate in other areas due, in part, to a lesser decline in real estate values in many of those markets. That is evident from the information presented in the table on page 63 and was noted in our discussion on page 65.

Your observation that junior lien home equity loans and lines have a lower charge-off statistic is not consistent with the information presented in the table on page 63. Net charge-offs as an annualized percentage of average outstanding balances for junior lien home equity lines and

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loans were a combined .60%. The comparable percentage for residential mortgage loans was .41%, as is indicated in the table on page 63. With respect to junior lien home equity loans having a lower net charge-off percentage as compared to residential mortgage loans for the first three months of 2011, we note that the absolute dollar amount of the net charge-offs was only $205,000 and that the total junior lien home equity loan portfolio represented just .62% of the Company’s total loan portfolio. Due to the relatively small amounts we have not performed a detailed analysis of this statistic. We do note, however, that the net charge-off percentage for the junior lien home equity loan portfolio was .62% for the year ended December 31, 2010, which was greater than the .48% reported for residential mortgage loans for the same period (source: page 62 of Form 10-K for the year ended December 31, 2010).

Form 8-K filed July 20, 2011

Exhibit 99

23.	On page 6, you disclose loans past due 90 days or more and accruing interest totaled $373 million at the end of the recent quarter, including loans guaranteed by government-related entities of $207 million, and $130 million of loans obtained in the Wilmington Trust acquisition. In the past, the vast majority of your loans in the category were government guaranteed. Please include disclosure in your next Form 10-Q that explains the difference between the types of loans acquired in the Wilmington Trust acquisition included in this category as compared to the legacy loans included in this category. Specifically, address the characteristics that drive your determination to maintain their accrual status. Please also address how these are similar to or different from the purchased credit impaired loans that you also acquired in the Wilmington Trust acquisition that are contractually past due, but still accruing interest due to the accounting performed under ASC 310-30.

Response: As stated in note 1 of Notes to Financial Statements in M&T’s Form 10-K for the year ended December 31, 2010, “Loans and Leases”, certain loans greater than 90 days delinquent are not placed on nonaccrual status if the loan situation warrants other treatment nor are such loans considered impaired if they are in the process of collection.

Included in loans past due 90 days and accruing interest at June 30, 2011 were $130 million of loans obtained in the Wilmington Trust acquisition just six weeks earlier on May 16, 2011. These loans were classified in this category because they were past their renewal date. Although past the renewal dates of the original loan agreements, borrowers continued to make monthly principal and interest payments as required under those agreements while new agreements between the borrowers and M&T were being developed. Wilmington Trust had previously classified these loans as current, however, consistent with M&T’s policy, at June 30, 2011 they

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were classified as 90 days past due and accruing. Given the short time M&T had been responsible for these loans and the reasonable expectation that formal loan renewal agreements would soon be completed, it was deemed appropriate to consider the loans to be in the process of collection, and given the actual and expected continuation of payments by the borrowers, it was further deemed appropriate to consider them not impaired. We do indeed intend to describe these facts in our next Form 10-Q.

In contrast, purchased impaired loans represent specifically identified loans displaying signs of credit deterioration for which M&T does not expect to collect all outstanding principal and contractually required interest payments.

* * * *

As requested in your letter, M&T acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ René F. Jones
René F. Jones
Executive Vice President and Chief Financial Officer

cc:	Michael R. Spychala